 Exhibit 99.1

High Tide Announces Voting Results of Annual General and Special Meeting of Shareholders

CALGARY, AB, June 2, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce the voting results from its annual general and special meeting of shareholders of the Company held on Thursday, June 2, 2022 (the "Meeting"). Each nominee listed in the Company's management information circular dated April 19, 2022 was elected as director of the Company.

High Tide Inc. June 2, 2022. (CNW Group/High Tide Inc.)

Each of the following five nominees proposed by management was elected as a director of the Company, the results of such vote were as follows:

Nominee	Votes For:		Votes Withheld:
	Number	%	Number	%
Harkirat ("Raj") Grover	12,550,012	75.36	4,103,599	24.64
Nitin Kaushal	12,536,314	75.28	4,117,297	24.72
Arthur Kwan	12,594,656	75.63	4,058,955	24.37
Christian Sinclair	12,624,252	75.80	4,029,359	24.20
Andrea Elliott	12,555,406	75.39	4,098,205	24.61

In addition, at the Meeting, shareholders approved: (i) fixing the board of directors (the "Board") at five; (ii) reappointing Ernst & Young LLP as the Company's auditor for the ensuing year and authorizing the board to fix their compensation; (iii) the adoption of a fixed 20% equity incentive omnibus plan (the "Omnibus Plan"); and (iv) certain common share issuances to employees and consultants of Smoke Cartel Inc., a wholly owned subsidiary of the Company (the "Bonus Share Payment"). The results of such votes were as follows:

Resolution	Votes For:		Votes Withheld:		Votes Against:
	Number	%	Number	%	Number	%
Fixing the Board at Five	14,308,193	85.92	-	-	2,345,418	14.08
Reappointment of Ernst & Young LLP as the Auditors	14,324,073	86.01	2,329,538	13.99	-	-
Adoption of the Omnibus Plan	5,815,976	57.16	-	-	4,359,044	42.84
Approval of the Bonus Share Payment	12,462,658	74.84	-	-	4,189,476	25.16

GRANT OF OPTIONS

In addition, High Tide announces the grant of an aggregate of 256,000 stock options (the "Options") to certain employees of the Company pursuant to the terms of the Omnibus Plan. The Options will vest over a two year period and are exercisable for a period of three years, at the price per High Tide Share as of the close of the TSX Venture Exchange on the day before this press release.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 124 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 21:36e 02-JUN-22